Exhibit 991

LightPath Technologies, Inc. Announces

Second Quarter Fiscal 2005 Financial Results

For Immediate Release

(February 10, 2005) ORLANDO, FL LightPath Technologies, Inc. (NASDAQ: LPTH), a manufacturer and integrator of families of precision molded aspheric optics, GRADIUM® glass products, high-performance fiber-optic collimators and isolators, today announced financial results for it’s fiscal 2005 second quarter and first half, ended December 31, 2004. Compared to the same periods in the prior year, sales increased by 79%, to $3.31 million for the second fiscal quarter and by 74%, to $6.26 million for the first fiscal half. This sales growth is our primary driver of reduced cash use and reduced reported losses. Our Disclosure Backlog, as defined in our Annual Report on Form 10-K for June 30, 2004, was $2.98 million at December 31, 2004 compared to $1.52 million at the same date in the prior year.

Financial Quick Reference

(In Millions, except for per share data)	Three Months Ended December 31,		Six Months Ended December 31,
Unaudited	2004	2003	2004	2003
Total revenues	$3.31	$1.85	$6.26	$3.61
Total costs and expenses	$4.20	$3.83	$8.74	$6.97
Net loss	$(0.89)	$(1.98)	$(2.48)	$(3.36)
Net loss per share	$(0.27)	$(0.76)	$(0.76)	$(1.29)
Decrease in cash and cash equivalents	$(0.25)	$(0.83)	$(0.68)	$(1.42)

(In Millions)	December 31, 2004	September 30, 2004	June 30, 2004
Cash and cash equivalents	$1.85	$2.10	$2.53

Detailed comments about the second quarter of fiscal 2005: For the quarter ended December 31, 2004, the Company reported total revenues of $3.31 million compared to $1.85 million for the same quarter of the previous fiscal year, an increase of 79%. Net loss for the quarter was $0.89 million, or $0.27 per share. Our gross margin percentage in the second quarter is higher, at just over 16%, by four points than in the comparable quarter in the prior year when it was about 12%. While we are seeing improved margins from better utilization of our manufacturing plant and from higher volumes of product sales, our efforts to improve margins are still incomplete. In the current quarter, margins were impacted negatively by a work-in-process inventory adjustment of $265,000 in our lens products to recognize the effect of higher scrap rates in our processes than was embedded in our standard cost. We have programs in place to address our scrap rates in manufacturing. SG&A expenses were reduced from $1.53 million last year to $1.17 million in this most recent quarter, largely due to reductions in legal, insurance and costs related to our public reporting, annual meeting and related proxy costs. New Product

Development expenses also were essentially level at $0.24 million compared to last year’s second quarter when it was $0.25 million, although higher personnel costs were offset by lower consumable material costs. A notable improvement in our statement of operations in the current quarter includes amortization expense for intangible assets of only $38 thousand compared to approximately $466 thousand in the same quarter of the prior year, as a result of a portion of identifiable intangibles becoming fully amortized in the quarter. Remaining amortization amounts from our intangible assets that are subject to periodic amortization will be relatively modest at current quarter levels or lower.

Detailed comments about the first half of fiscal 2005: For the first half of fiscal 2005, ended December 31, 2004, the Company reported total revenues of $6.26 million compared to $3.61 million for the same six months of the previous fiscal year, an increase of 74%. Net loss for the first half of fiscal 2005 was $2.48 million, or $0.76 per share, an improvement over the loss in last year’s comparable first half of $3.36 million. Gross margins, while higher in dollars, slipped approximately 4 points to 18% from almost 22% in the comparable prior period. As noted above, we have incurred a materials scrap adjustment in the first half of this fiscal year of $265,000 and a $129,000 charge in the comparable period of last year for an intellectual property dispute. While we have seen notable margin improvement in the past two and one-half years, through improving volumes that have aided plant utilization rates, we still have the challenge of improving our process yields to improve margins while sustaining our recent unit growth levels. SG&A expenses were reduced from $2.71 million last year to $2.43 million in this most recent fiscal half due to reductions in insurance and legal costs, whereas New Product Development expenses were increased from $0.46 million last year to $0.54 million in the first half of 2005. As our product volumes have increased we have found it necessary to add staff to our optical engineering group to better serve our higher volumes of business, which often require engineering input to the sales effort. Lastly, the Company settled a lawsuit for $70,000 in the first half of 2005 that is included in the overall loss of the period.

Cash Status: For the quarter ended December 31, 2004, net cash declined by $0.25 million vs. $0.83 million in the same period of the prior year. As we have noted in prior reports, higher sales levels have generally reduced our use of cash from period to period and reduced our loss levels. Our objective is to stay on a course of increasing sales with a continuing eye on costs to reach our goal of becoming self -sustaining in terms of reaching cash flow breakeven from operations.

Comments: Ken Brizel, President and CEO of LightPath, stated, “We continue to make good sales progress and I commend Jim Magos and his sales team on these efforts. However, I continue to be disappointed in our progress with regard to margin improvement and I am personally focusing efforts there. We are striving to reach a gross margin percentage of about twice our current level in order to be industry comparable and to reach our initial goals set when we began the restructuring of the Company over two years ago.”

“Our revenue from the communications markets have continued to be a smaller percentage of the total, but continues to be a notable portion of our business base. Revenues from our largest communications customers are slowing due to their overall business conditions. Diversification in our non-communications customers, applications and markets is why we have moved forward as far as we have. This diversification has increased our average selling price and gross margin levels over the last two and one-half years.”

“We recently returned from successfully exhibiting at the Photonics West Conference in San Jose, California, the largest showing of optics applications in the United States, where we displayed new products and established new prospective customer relationships.”

Additional information concerning the Company and its products can be found at the Company’s web site at www.lightpath.com.

Webcast Details:

LightPath will hold an audio webcast at 2:00 p.m. EST on February 10, 2005 to discuss details regarding the company’s performance for the quarter and first half of fiscal year 2005. The session may be accessed at http://www.lightpath.com. A transcript archive of the webcast will be available for viewing or download on our website.

About LightPath:

LightPath manufactures optical products including precision molded aspheric optics, GRADIUM® glass products, proprietary collimator assemblies, laser components utilizing proprietary automation technology, higher-level assemblies and packing solutions. LightPath has a strong patent portfolio that has been granted or licensed to us in these fields. LightPath common stock trades on the Nasdaq National Market under the stock symbol LPTH.

Contacts:	Ken Brizel, President & CEO; Acting CFO
LightPath Technologies, Inc. (407) 382-4003
Internet: www.lightpath.com

This news release includes statements which constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed by LightPath Technologies, Inc. in its public filings with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Statement of Operations

(unaudited)

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
Product sales, net	$3,314,356	$1,853,398	$6,264,663	$3,607,778
Cost of sales	2,765,546	1,626,811	5,137,711	2,818,543

Gross margin	548,810	226,587	1,126,952	789,235
Operating expenses:
Selling, general and administrative	1,165,468	1,529,099	2,431,072	2,710,813
New product development	242,784	249,136	544,501	464,867
Amortization of intangibles	38,285	465,659	504,455	1,013,375
Gain on sales of assets	(11,444)	(109,184)	(23,541)	(108,656)
Reorganization and relocation expense	—	—	—	1,766

Total costs and expenses	1,435,093	2,134,710	3,456,487	4,082,165

Operating loss	(886,283)	(1,908,123)	(2,329,535)	(3,292,930)
Other income (expense)
Loss on settlement of litigation	—	—	(70,000)	—
Investment and other income (expense), net	(6,731)	(70,968)	(75,583)	(65,945)

Net loss	$(893,014)	(1,979,091)	(2,475,118)	(3,358,875)

Loss per share (basic and diluted)	$(0.27)	$(0.76)	$(0.76)	$(1.29)

Number of shares used in per share calculation	3,292,459	2,618,341	3,275,654	2,611,545

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(unaudited)

	December 31, 2004	June 30, 2004
Assets
Current assets:
Cash and cash equivalents	$1,854,820	$2,531,029
Trade accounts receivable, net of allowance of $163,132 and $165,387, respectively	1,900,400	1,797,113
Inventories	1,666,000	1,457,027
Prepaid expenses and other assets	236,153	500,328

Total current assets	5,657,373	6,285,497
Property and equipment - net	1,847,559	2,343,783
Intangible assets - net	401,441	905,896
Other assets	119,738	145,913

Total assets	$8,026,111	$9,681,089

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,271,347	$656,263
Accrued liabilities	460,425	428,896
Accrued payroll and benefits	379,040	565,935
Accrued severance and exit costs	20,850	41,276
Capital lease obligation, current portion	20,654	—

Total current liabilities	2,152,316	1,692,370

Capital lease obligation, excluding current portion	51,662	—
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock: Class A, $.01 par value, voting; 34,500,000 shares authorized; 3,293,251 and 3,222,549 shares issued and outstanding at December 31 and June 30, 2004, respectively	32,933	32,226
Additional paid-in capital	191,339,980	190,986,547
Accumulated deficit	(185,306,315)	(182,831,197)
Unearned compensation	(244,465)	(198,857)

Total stockholders’ equity	5,822,133	7,988,719

Total liabilities and stockholders’ equity	$8,026,111	$9,681,089

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